UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2023

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Attached hereto and incorporated by reference herein are the following exhibits related to the Company’s (i) registered direct offering of 400,000 American Depositary Shares (“ADSs”), each ADS representing four hundred (400) ordinary shares, and pre-funded warrants to purchase up to 746,552 ADSs, at an exercise price of $0.001 per ADS, at a purchase price of $1.16 per ADS and $1.159 per pre-funded warrant, and (ii) concurrent private placement of unregistered warrants to purchase up to 1,146,552 ADSs. The warrants have an exercise price of $1.16 per ADS and are immediately exercisable upon issuance for a period of five and one-half years.

Exhibit 1.1:	Form of Securities Purchase Agreement.

Exhibit 1.2:	Form of Pre-Funded Warrant.

Exhibit 1.3:	Form of Warrant.

Exhibit 1.4:	Form of Placement Agent Warrant.

Exhibit 1.5:	Press Release dated September 15, 2023

Exhibit 5.1:	Opinion of Goldfarb Gross Seligman & Co.

Exhibit 5.2:	Opinion of Lucosky Brookman, LLP.

Exhibit 23.1:	Consent of Goldfarb Gross Seligman & Co. (included in Exhibit 5.1).

Exhibit 23.2:	Consent of Lucosky Brookman, LLP (included in Exhibit 5.2).

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of ADSs or warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-239344 and 333- 271293), Form F-1 (File No. 333-267648) and Form F-3 (File No. 333- 274078), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: September 19, 2023	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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